UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No __)*

Noble Medical Technologies, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

[NONE]

(CUSIP Number)

Trinad Capital Master Fund, Inc.
2121 Avenue of the Stars
Suite 2550
Los Angeles CA, 90067
Attn.: Jay Wolf
Tel: 310-601-2500

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications)

February 6, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Capital Master Fund, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,978,600
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,978,600
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,600
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95%[1]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

CO

1Based on 4,188,000 shares of Common Stock reported by the Issuer to be  issued and outstanding as of February 2, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 3, 2009.

2

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Management, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,978,600
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,978,600
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,600
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95%[2]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

IA

2Based on 4,188,000 shares of Common Stock reported by the Issuer to be  issued and outstanding as of February 2, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 3, 2009.

3

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Advisors II, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,363,110
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,363,110
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,363,110
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.3%[3]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

OO

3Based on 4,188,000 shares of Common Stock reported by the Issuer to be  issued and outstanding as of February 2, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 3, 2009.

4

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Capital International, Ltd.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

615,490
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

615,490
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

615,490
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.7%[4]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

CO

4Based on 4,188,000 shares of Common Stock reported by the Issuer to be  issued and outstanding as of February 2, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 3, 2009.

5

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Trinad Capital L.P.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,363,110
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,363,110
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,363,110
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

80.3%[5]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

PN

5Based on 4,188,000 shares of Common Stock reported by the Issuer to be  issued and outstanding as of February 2, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 3, 2009.

6

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Robert S. Ellin
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,978,600
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,978,600
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,600
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95%[6]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

IN

6Based on 4,188,000 shares of Common Stock reported by the Issuer to be  issued and outstanding as of February 2, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 3, 2009.

7

SCHEDULE 13D

CUSIP No. [NONE]
1)	NAME OF REPORTING PERSON.
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

Jay A. Wolf
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐
3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF
5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER

0
	8)	SHARED VOTING POWER

3,978,600
	9)	SOLE DISPOSITIVE POWER

0
	10)	SHARED DISPOSITIVE POWER

3,978,600
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,978,600
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTION)

☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

95%[7]
14)	TYPE OF REPORTING PERSON (SEE INSTRUCTION)

IN

7Based on 4,188,000 shares of Common Stock reported by the Issuer to be  issued and outstanding as of February 2, 2009, in its Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 3, 2009.

8

Item 1. Security and Issuer.

The class of equity securities to which this statement relates is the common stock, par value $0.0001, per share (the “Common Stock”), of Noble Medical Technologies, Inc., a Delaware corporation (the “Company” or the “Issuer”). The principal executive office of the Company is located at 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

Item 2. Identity and Background.

(a), (c) and (f)

This Schedule is being jointly filed by:

(i)
Trinad Capital Master Fund, Ltd., a Cayman Islands corporation, which is a hedge fund dedicated to investing in micro-cap companies, with respect to shares directly and beneficially owned by Trinad Capital Master Fund, Ltd.

(ii)
Trinad Management, LLC, a Delaware limited liability company, which is principally engaged in the business of managing the investments of Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital L.P., with respect to the shares directly and beneficially owned by Trinad Capital Master Fund, Ltd. and Trinad Capital L.P.

(iii)
Trinad Advisors II, LLC, a Delaware limited liability company (successor to Trinad Advisors GP, LLC) and the general partner of Trinad Capital L.P., which principally serves as the general partner of Trinad Capital L.P., with respect to the shares directly and beneficially owned by Trinad Capital L.P.

(iv)
Trinad Capital International, Ltd., a Cayman Islands corporation, is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owed by Trinad Capital International, Ltd.

(v)
Trinad Capital L.P., a Delaware limited partnership, which is principally engaged in investing in Trinad Capital Master Fund, Ltd., with respect to shares indirectly and beneficially owned by Trinad Capital L.P.

(vi)
Robert S. Ellin, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Ellin is the managing director of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital L.P. that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Ellin is the managing member of Trinad Capital International, Ltd. and Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Ellin is a United States citizen.

(vii)
Jay A. Wolf, an individual, whose principal occupation is to serve as portfolio manager for Trinad Management, LLC. Mr. Wolf is the managing director of Trinad Advisors II, LLC; Trinad Advisors II, LLC is the general partner of Trinad Capital L.P. that is a principal stockholder of Trinad Capital Master Fund, Ltd. and Mr. Wolf is a member of Trinad Management, LLC that is the manager of Trinad Capital Master Fund, Ltd. Mr. Wolf is a United States citizen.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Although this Statement on  Schedule 13D is being made jointly by the Reporting Persons, each of them expressly disaffirms membership in any group under Rule 13d-5 under the Securities Exchange Act of 1934, as amended (the (“Exchange Act”), or otherwise.

(b) The address of the principal business office of Trinad Capital Master Fund, Ltd, Trinad Capital L.P., Trinad Management, LLC, Trinad Advisors II, LLC and Trinad Capital International, Ltd. and of Robert S. Ellin and Jay A. Wolf is 2121 Avenue of the Stars, Suite 2550, Los Angeles, California 90067.

9

(d)-(e)

During the last five years, none of the Reporting Persons have, nor, to the best of their knowledge, have any of the directors, executive officers, control persons, general partners or members of such Reporting Persons, (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were acquired with working capital of Trinad Capital Master Fund, Ltd. pursuant to that certain Securities Purchase Agreement entered into by and between Trinad Capital Master Fund, Ltd. and Richard Krutosik, dated as of February 6, 2009,  for the purchase of 3,485,100 shares of Common Stock of the Issuer at an aggregate price of $65,118.69 (the “Securities Purchase Agreement”) and that certain Stock Purchase Agreement entered into by and among Trinad Capital Master Fund, Ltd. and certain stockholders of the Company listed on Schedule A thereto, dated as of February 6, 2009, for the purchase of 493,500 shares of Common Stock of the Company at an aggregate price of $246,750 (the “Stock Purchase Agreement”, and collectively with the Securities Purchase Agreement, the “Agreements”). The Securities Purchase Agreement and the Stock Purchase Agreement are filed hereto as Exhibit B and Exhibit C, respectively, and incorporated herein by reference.

Item 4. Purpose of Transaction.

On February 6, 2009 (the “Closing”), pursuant to the Agreements, Richard Krutosik  and those certain stockholders listed on Schedule A of the Stock Purchase Agreement sold an aggregate of 3,978,600 shares of common stock of the Company to Trinad Capital Master Fund, Ltd. for an aggregate purchase price of $311,868.69.  As a condition of the sale, it was agreed that all of the Company’s outstanding liabilities would be discharged.   The purpose of the transaction is to seek to effect a business combination with an operating business which the Company believes has significant growth potential.

In accordance with the Agreements, effective upon the Closing (a) Richard Krutosik resigned as the Company’s Chief Executive Officer, President and the sole director, (b) Robert S. Ellin, Jay A. Wolf and Charles Bentz were appointed as directors of the Board of the Directors of the Company (the “Board”) and will serve until the next annual shareholder meeting and until their respective successors are duly elected and qualified, (c) Robert S. Ellin was appointed President of the Company (d) Jay A. Wolf was appointed Chairman and Chief Executive Officer of the Company, and (e) Charles Bentz was appointed Chief Financial Officer and Secretary of the Company.

Item 5. Interest in Securities of the Issuer.

(a)   Trinad Capital Master Fund, Ltd. is the beneficial owner of 3,978,600 shares of the Common Stock, representing 95% of the Common Stock of the Issuer.

Trinad Capital L.P. (as the owner of 84.53% of the shares of Trinad Capital Master Fund, Ltd. as of December 31, 2008) and Trinad Advisors II, LLC (as the general partner of Trinad Capital L.P.), may each be deemed the beneficial owner of 84.53% of the shares of the 3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 3,363,110 shares, or 80.3%, of the Common Stock of the Issuer.

Trinad Capital International, Ltd. (as the owner of 15.47% of the shares of Trinad Capital Master Fund, Ltd.), may be deemed to be the beneficial owner of 15.47% of the shares of the 3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing 615,490 shares, or 14.7%, of the Common Stock of the Issuer.

Trinad Management, LLC (as the manager of Trinad Capital Master Fund, Ltd., Trinad Capital International, Ltd. and Trinad Capital L.P.) may be deemed the beneficial owners of 3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd. representing approximately 95% of the Common Stock of the Issuer.

Robert S. Ellin, the managing director of and portfolio manager for Trinad Management, LLC and the managing director of Trinad Advisors II, LLC and Trinad Capital International, Ltd., may be deemed the beneficial owners of  3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing approximately 95% of the Common Stock of the Issuer.

10

Jay A. Wolf, the managing director of and portfolio manager for Trinad Management, LLC, may be deemed the beneficial owners of 3,978,600 shares of the Common Stock held by Trinad Capital Master Fund, Ltd., representing approximately 95% of the Common Stock of the Issuer.

Each of Trinad Capital L.P., Trinad Management, LLC, Trinad Capital International, Ltd. and Trinad Advisors II, LLC disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd and Trinad Management, LLC.

Messrs. Ellin and Wolf have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Mr. Ellin disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interests therein.

Mr. Wolf disclaims beneficial ownership of the shares of Common Stock directly and beneficially owned by Trinad Capital Master Fund, Ltd. except to the extent of his pecuniary interest therein.

The percentages herein were calculated based on the 4,188,000 shares of the Issuer’s common stock, $0.0001 par value per share, as reported by the Issuer to be issued and outstanding as of February 2, 2009 in the Issuer’s annual Report on Form 10-K filed with the Securities and Exchange Commission on February 3, 2009.

(b)           Each of the Reporting Persons share the power to vote or to direct the vote and to dispose or to direct the disposition of the Common Stock it or he may be deemed to beneficially own.

(c)           Except as described above, the Reporting Persons have not effected any transaction in shares of Common Stock during the 60 days preceding the date hereof.

(d)           Not applicable.

(e)           Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships With Respect to Securities of the Issuer.

Trinad Capital Master Fund, Ltd. entered into a Services Agreement, dated January 29, 2009, with RP Capital, LLC, a copy of which is filed hereto as Exhibit D and incorporated herein by reference, pursuant to which RP Capital, LLC acted as Trinad Capital Master Fund, Ltd’s financial advisor in connection with the acquisition of the shares of Common Stock of the Company and provided such services as detailed in the Services Agreement for an aggregate cash consideration of $88,131.31.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Agreement
Exhibit B:  Securities Purchase Agreement, dated February 6, 2009
Exhibit C:  Stock Purchase Agreement, dated February 6, 2009
Exhibit D:  Services Agreement, dated January 29, 2009

11

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 2009

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

TRINAD CAPITAL L.P.
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

TRINAD CAPITAL INTERNATIONAL, LTD.

		By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd.

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

12

Exhibit A

Joint Filing Agreement
Pursuant To Rule 13D-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

Dated:  February 12, 2009

TRINAD CAPITAL MASTER FUND, LTD.		TRINAD MANAGEMENT, LLC
a Cayman Islands exempted company		a Delaware limited liability company

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Director		Robert S. Ellin, Managing Member

TRINAD CAPITAL L.P.
a Delaware limited partnership

By: TRINAD ADVISORS II, LLC		TRINAD ADVISORS II, LLC
a Delaware limited liability company		a Delaware limited liability company
As its General Partner

By:	/s/ Robert S. Ellin	By:	/s/ Robert S. Ellin
	Robert S. Ellin, Managing Member		Robert S. Ellin, Managing Member

TRINAD CAPITAL INTERNATIONAL, LTD.

		By:	/s/ Robert S. Ellin
Robert S. Ellin, Managing Member of Trinad Management, LLC, the Manager of Trinad Capital International, Ltd.

By:	/s/ Robert S. Ellin	By:	/s/ Jay A. Wolf
	Robert S. Ellin, an individual		Jay A. Wolf, an individual

13

SECURITIES PURCHASE AGREEMENT

THIS SECURITIES PURCHASE AGREEMENT is entered into as of February 6, 2009 (this “Agreement”), by and between Richard Krutosik (the “Seller”) and Trinad Capital Master Fund, Ltd. (the “Buyer”).  Each party to this Agreement is referred to herein as a “Party,” and they are all referred to collectively as “Parties.”

W I T N E S S E T H:

WHEREAS, the Seller is the owner of 3,485,100 shares (the “Shares”) of the common stock, par value $0.0001 per share (the “Common Stock”), of Noble Medical Technologies, Inc., a Delaware corporation (the “Company”), which, constitutes approximately 83.22% of the total outstanding shares of the Common Stock of the Company on a fully-diluted basis immediately prior to the Closing (as defined below); and

WHEREAS, the Seller desires to sell and the Buyer desires to purchase from the Seller the Shares on the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and agreements set forth herein, the Parties hereto agree as follows:

ARTICLE I

SALE AND PURCHASE OF SHARES

1.1           Incorporation of Recitals.  The provisions and recitals set forth above are hereby referred to and incorporated herein and made a part of this Agreement by reference.

1.2           Sale and Purchase of Shares.  Subject to the terms and conditions of this Agreement, at the Closing, the Seller hereby agrees to sell to Buyer and Buyer agrees to purchase from the Seller the Shares for an aggregate purchase price of sixty five thousand one hundred eighteen dollars and sixty nine cents ($65,118.69) (the “Purchase Price”). On the Closing Date (as defined below), the Purchase Price shall be delivered to the client trust account of the Frank J. Hariton, Esq. (“Seller’s Counsel”), for receipt of the Purchase Price for and on behalf of the Seller, per the Wire Transfer Instructions set forth in Exhibit B hereto and the balance of any remaining portion of the Purchase Price shall be disbursed to Seller after payment of the Company Liabilities (as defined below) and as authorized by Seller under Section 1.4 hereof.

1.3           Closing.  Subject to the terms and conditions of this Agreement, the closing of the transactions contemplated by this Agreement (the “Closing”) shall take place on February 6, 2009 (the “Closing Date”).  On the Closing Date, the Seller shall deliver to the Buyer: (a) stock certificate(s) evidencing the Shares in negotiable form, duly endorsed in blank, or with stock transfer powers attached thereto (the “Share Certificates”); (b) resignations of the officers and directors of the Company and their written appointment of one or more persons designated by Buyer as successor officers and directors; and (c) all corporate documents (minutes, resolutions, agreements and contracts), bank accounts, check books, common seals, memorandum and articles and amendments, etc. of the Company.  On the Closing Date, the Buyer shall deliver to Seller’s Counsel the Purchase Price for the purchase of the Shares.

1.4           Payments at Closing.  On or before the Closing Date, the Company shall pay and discharge all outstanding liabilities (collectively, “Company Liabilities”).  Such payments shall be made as soon as possible, but in no event later than two days from receipt of the Purchase Price, by Seller’s Counsel utilizing cash on hand on the Closing Date and the Purchase Price. Notwithstanding anything to the contrary set forth herein, Seller hereby authorizes Seller’s Counsel to pay and discharge (and Seller’s Counsel hereby agrees to make such payments in the time period set forth above) the Company Liabilities prior to distributing any portion of the Purchase Price to Seller.  Giving effect to these payments, it is the Parties’ intent that the Company shall, on the Closing Date and as of the Closing, have no liabilities and no assets.

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLER

Except as set forth under the corresponding section of the disclosure schedules (the “Disclosure Schedules”) attached hereto as Exhibit A, which Disclosure Schedules shall be deemed a part hereof, the Seller hereby represents and warrants to Buyer that now and as of the Closing:

2.1           Due Organization and Qualification; Subsidiaries; Due Authorization.

(a)           The Company is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of formation, with full corporate power and authority to own, lease and operate its business and properties and to carry on its business in the places and in the manner as presently conducted.  The Company is duly qualified and in good standing as a foreign corporation in each jurisdiction in which the properties owned, leased or operated, or the business conducted, by it requires such qualification except for any failure to qualify, which when taken together with all other failures to qualify, is not likely to have a material adverse effect on the business of the Company.

(b)           The Company does not have, and has never had, any subsidiaries and does not own, directly or indirectly, any capital stock, equity or interest in any corporation, firm, partnership, joint venture or other entity.

(c)           Seller is the record and beneficial owner of the Shares and has sole power and authority over the disposition of the Shares.  The Shares are free and clear of any liens, claims, encumbrances, and charges.  The Shares have not been sold, conveyed, encumbered, hypothecated or otherwise transferred by Seller except pursuant to this Agreement.  Seller has the legal right to enter into and to consummate the transactions contemplated hereby and otherwise to carry out his obligations hereunder.  This Agreement constitutes the valid and binding obligation of Seller.  The execution, delivery and performance by the Seller of this Agreement does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect the Seller.  Seller is not a party to any agreement, written or oral, creating rights in respect of any of such Shares in any third party or relating to the voting of its Shares.  Seller is not a party to any outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the Shares, and there are no restrictions of any kind on the transfer of any of the Shares other than (a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Securities Act”) and (b) restrictions on transfer imposed by applicable state securities or “blue sky” laws.  Seller acknowledges that Seller has been advised that Buyer or others may take various actions including actions which result in the Shares greatly increasing in value and that by executing this agreement, Seller expressly waives any and all right to participate in any way in any such increase in value of the shares of the Company.  Those creditors listed in the Disclosure Schedules are the only individuals or entities with any claims against the Company.  Other than as set forth on the Disclosure Schedules, the Company does not have any obligations or liabilities of any nature (matured or unmatured, fixed or contingent).

2.2           No Conflicts or Defaults.  The execution and delivery of this Agreement by the Seller and the consummation of the transactions contemplated hereby do not and shall not (a) contravene the Certificate of Incorporation or By-laws of the Company or (b) with or without the giving of notice or the passage of time  (i) violate, conflict with, or result in a breach of, or a default or loss of rights under, any material covenant, agreement, mortgage, indenture, lease, instrument, commitment, arrangement, permit or license to which the Seller or the Company is a party or by which the Seller or the Company is bound (each a “Contract”), or any judgment, order or decree, or any federal, state or other statute, law, ordinance, rule or regulation to which the Seller or the Company is subject, (ii) result in the creation of, or give any party the right to create, any mortgage, security interest, lien, charge, easement, lease, sublease, covenant, option, claim, restriction or encumbrance or any other right or adverse interest (“Liens”) upon any of the properties or assets of the Company, (iii) terminate or give any party the right to terminate, amend, abandon or refuse to perform, any Contract to which the Seller or the Company is a party or by which the Company’s assets are bound, or (iv) accelerate or modify, or give any party the right to accelerate or modify, the time within which, or the terms under which, the Seller or the Company is to perform any duties or obligations or receive any rights or benefits under any material agreement, arrangement or commitment to which it is a party.

2.3           Capitalization.  On the Closing Date, the authorized capital stock of the Company consists of 21,000,000 shares of Common Stock, par value $0.0001 per share, of which 4,188,000 shares are, as of the date hereof, issued and outstanding (“Company Shares”) and 1,000,000 shares of preferred stock, par value $0.0001 per share, of which no shares are, as of the date hereof, issued and outstanding.  All of the Company Shares are duly authorized, validly issued, fully paid and nonassessable, and have not been issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right, or any similar right of stockholders.  The Company Shares are not, and the Shares are not and will not be as of the Closing, subject to any preemptive or subscription right.  There is no outstanding voting trust agreement or other Contract, agreement, arrangement, option, warrant, call, commitment or other right of any character obligating or entitling the Company to issue, sell, redeem or repurchase any of its securities, and there is no outstanding security of any kind convertible into or exchangeable for the Common Stock of the Company, nor has the Company, or any of its agents orally agreed to issue any of the foregoing.  There are no declared or accrued unpaid dividends with respect to any shares of the Company’s Common Stock.  There are no agreements, written or oral, between the Company and any of its stockholders or among any stockholders relating to the acquisition (including without limitation rights of first refusal or preemptive rights), or disposition, or registration under the Securities Act or voting of the capital stock of the Company. There are no outstanding shares of Common Stock that are subject to vesting. The Company has no capital stock other than the Common Stock authorized, issued or outstanding.

2.4           Financial Statements.

(a)           SEC Documents. The Seller hereby makes reference to the following documents filed by the Company with the United States Securities and Exchange Commission (the “SEC”), as posted on the SEC’s website, www.sec.gov:  (collectively, the “SEC Documents”): (a) Registration Statement Under the Securities Act of 1933 on Form S-1 as filed on April 28, 2008 and all amendments thereto; (b) Quarterly Reports on Form 10-Q for the periods ended March 31, 2008, June 30, 2008 and September 30, 2008 and all amendments thereto; and (c) Annual Report on Form 10-K for the period ended December 31, 2008.  The SEC Documents constitute all of the documents and reports that the Company was required to file with the SEC pursuant to the Securities Act of 1933, as amended (“Securities Act”), and the Securities Exchange Act of 1934, as amended (“Exchange Act”), and the rules and regulations promulgated thereunder by the SEC.  The financial statements included in the SEC Documents include a copy of the balance sheet of the Company at December 31, 2008 and at December 31, 2007, and the related statements of operations and stockholders’ cash flows for the fiscal year ended December 31, 2008 and the period from July 25, 2007 (inception) through December 31, 2007, including the notes thereto, as audited by Li & Company, PC, certified, independent accountants, and the balance sheet of the Company at March 31, 2008, June 30, 2008 and September 30, 2008 and the related statements of operations and stockholders’ cash flows for the three-, six- and nine-month periods, respectively, then ended prepared by the Company’s management (all such statements being referred to collectively as the “Company Existing Financial Statements”).  All the Company Existing Financial Statements, together with the notes thereto, have been prepared in accordance with U.S. generally accepted accounting principles applied on a basis consistent throughout all periods presented.  These Company Existing Financial Statements present fairly the financial position of the Company as of the dates and for the periods indicated.  The books of account and other financial records of the Company have been maintained in accordance with U.S. GAAP.

(b)           Since the date of the latest Company Existing Financial Statements (the “Most Recent Date”), there has been no material adverse change in the condition, financial or otherwise, net worth, prospects or results of operations of the Company.  Without limiting the foregoing, since the Most Recent Date:

(i)           the Company has not sold, leased, transferred or assigned any of its assets, tangible or intangible, other than in the ordinary course of business;

(ii)           the Company has not entered into any agreement, Contract, commitment, lease or license (or series of related agreements, Contracts, commitments, leases and licenses);

(iii)           no party (including the Company) has accelerated, terminated, modified or canceled any agreement, Contract, lease or license (or series of related agreements, Contracts, leases and licenses) to which the Company is a party or by which the Company or its assets are bound;

(iv)           the Company has not made any capital expenditure (or series of related capital expenditures) of whatever nature;

(v)           the Company has not made any capital investments in, any loans to, or any acquisitions of the securities or assets of any other person (or a series of related capital investments, loans and acquisitions);

(vi)           declared or paid any dividends or made any other distribution to its stockholders whether or not upon or in respect of any shares of its capital stock;

(vii)           redeemed or otherwise acquired any shares of its capital stock (except upon the exercise of outstanding options) or any option, warrant or right relating thereto;

(viii)           the Company has not issued any notes, bonds or other debt securities, or created, incurred, assumed or guaranteed any liabilities, obligations or indebtedness for borrowed money or capitalized lease obligation;

(ix)           the Company has not canceled, compromised, waived or released any right or claim (or series of related rights and claims) or material indebtedness;

(x)           the Company has not made any loans to, or entered into any other transactions with, any of its directors, officers, or employees; and

(xi)           the Company has not committed to do any of the foregoing.

2.5           Further Financial Matters.  The Company does not have any (a) assets of any kind or (b) liabilities or obligations, whether secured or unsecured, accrued, determined, absolute or contingent, asserted or unasserted or otherwise, which are required to be reflected or reserved in a balance sheet or the notes thereto under generally accepted accounting principles, and which are not reflected in the Company Existing Financial Statements.

2.6           Taxes.  The Company has filed all United States federal, state, county, local and foreign, national, provincial and local returns and reports which were required to be filed on or prior to the Closing Date hereof in respect of all income, withholding, franchise, payroll, excise, property, sales, use, value-added or other taxes or levies, imposts, duties, license and registration fees, charges, assessments or withholdings of any nature whatsoever (together, “Taxes”), and has paid all Taxes (and any related penalties, fines and interest) which have become due pursuant to such returns or reports or pursuant to any assessment which has become payable, or, to the extent its liability for any Taxes (and any related penalties, fines and interest) has not been fully discharged, the same have been properly reflected as a liability on the books and records of the Company and adequate reserves therefor have been established.  All such returns and reports filed on or prior to the date hereof have been properly prepared and are true, correct (and to the extent such returns reflect judgments made by the Company, as the case may be, such judgments were reasonable under the circumstances) and complete in all material respects.  The amount shown on the Company’s most recent balance sheet in the Company Existing Financial Statements as provision for taxes is sufficient in all material respects to pay all accrued and unpaid federal, state, local and foreign taxes for the period then ended and all prior periods.  No tax return or tax return liability of the Company has been audited or, is presently under audit.  The Company has not given or been requested to give waivers of any statute of limitations relating to the payment of any Taxes (or any related penalties, fines and interest).  There are no claims pending or, to the knowledge of the Seller, threatened, against the Company for past due Taxes.  All payments for withholding taxes, unemployment insurance and other amounts required to be paid for periods prior to the date hereof to any governmental authority in respect of employment obligations of the Company, including, without limitation, amounts payable pursuant to the Federal Insurance Contributions Act, have been paid or shall be paid prior to the Closing and have been duly provided for on the books and records of the Company and in the Company Existing Financial Statements.  All such amounts and penalties are set forth in the Company’s most recent balance sheet in the Company Existing Financial Statements.

2.7           Indebtedness; Contracts; No Defaults; Liabilities.

(a)           The Company has no instruments, agreements, indentures, mortgages, guarantees, notes, commitments, accommodations, letters of credit or other arrangements or understandings, whether written or oral, to which the Company is a party.

(b)           Neither the Company, nor, to the Seller’s knowledge, any other person or entity, is in breach of, or in default under any Contract, agreement, arrangement, commitment or plan to which the Company is a party, and no event or action has occurred, is pending or is threatened, which, after the giving of notice, passage of time or otherwise, would constitute or result in such a breach or default by the Company or, to the knowledge of the Seller, any other person or entity.  The Company has not received any notice of default under any Contract, agreement, arrangement, commitment or plan to which it is a party, which default has not been cured to the satisfaction of, or duly waived by, the party claiming such default on or before the date hereof.

(c)           Other than the Company Liabilities set forth on Schedule C, which shall be paid off immediately upon the closing, the Company has no liabilities.

2.8           Real Property.  The Company does not own or lease any real property.

2.9           Compliance.

(a)           The Company is not conducting its respective business or affairs in violation of any applicable federal, state or local law, ordinance, rule, regulation, court or administrative order, decree or process, or any requirement of insurance carriers.  The Company has not received any notice of violation or claimed violation of any such law, ordinance, rule, regulation, order, decree, process or requirement.

(b)           The Company is in compliance with all applicable federal, state, local and foreign laws, rules and regulations.  There are no claims, notices, actions, suits, hearings, investigations, inquiries or proceedings pending or, to the knowledge of the Sellers, threatened against the Company, and there are no past or present conditions that the Company has reason to believe are likely to give rise to any liability or other obligations of the Company under any circumstances.

2.10           Permits and Licenses.  The Company has all certificates of occupancy, rights, permits, certificates, licenses, franchises, approvals and other authorizations as are reasonably necessary to conduct its business and to own, lease, use, operate and occupy its assets, at the places and in the manner now conducted and operated.  The Company has not received any written or oral notice or claim pertaining to the failure to obtain any material permit, certificate, license, approval or other authorization required by any federal, state or local agency or other regulatory body, the failure of which to obtain would materially and adversely affect its business.

2.11           Litigation.

(a)           There is no claim, dispute, action, suit, inquiry, proceeding or investigation pending or, to the knowledge of the Seller, threatened, against or affecting the business of the Company, or challenging the validity or propriety of the transactions contemplated by this Agreement, at law or in equity or admiralty or before any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, nor has any such claim, dispute, action, suit, proceeding or investigation been pending or threatened during the 12 month period preceding the date hereof;

(b)           There is no outstanding judgment, order, writ, ruling, injunction, stipulation or decree of any court, arbitrator or federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality, against or affecting the business of the Company; and

(c)           The Company has not received any written or verbal inquiry from any federal, state, local, foreign or other governmental authority, board, agency, commission or instrumentality concerning the possible violation of any law, rule or regulation or any matter disclosed in respect of its business.

2.12           Insurance.  The Company does not currently maintain any form of insurance.

2.13           Certificate of Incorporation and By-laws; Minute Books.  Copies of the Company’s Certificate of Incorporation and its By-laws have been provided to the Buyer.  Such copies of the Certificate of Incorporation and By-laws (or similar governing documents) of the Company, and all amendments to each  as provided are true, correct and complete.  The minute books of the Company as forwarded to the Buyer contain true, correct and complete records of all meetings and consents in lieu of meetings of its Board of Directors (and any committees thereof), or similar governing bodies, since the time of its organization.  The stock books of the Company as forwarded to the Buyer are true, correct and complete.

2.14           Employee Benefit Plans.  The Company does not maintain, nor has the Company maintained in the past, any employee benefit plans (“as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), or any plans, programs, policies, practices, arrangements or contracts (whether group or individual) providing for payments, benefits or reimbursements to employees, officers or consultants of the Company, former employees, officers or consultants of the Company, their beneficiaries and dependents under which such employees, officers or consultants, former employees, officers or consultants, their beneficiaries and dependents are covered through an employment relationship with the Company, any entity required to be aggregated in a controlled group or affiliated service group with the Company for purposes of ERISA or the Internal Revenue Code of 1986 (the “Code”) (including, without limitation, under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA, at any relevant time (“Benefit Plans”).

2.15           Patents; Trademarks and Intellectual Property Rights.  Except as set forth on Schedule 2.15 (such items set forth on Schedule 2.15 referred to herein as the “Intellectual Property”), the Company does not own or possess any patents, trademarks, service marks, trade names, copyrights, trade secrets, licenses, information, Internet web site(s) or proprietary rights of any nature.  The business conducted by the Company has not and will not cause the Company to infringe or violate any of the patents, trademarks, service marks, trade names, copyrights, mask-works, licenses, trade secrets, processes, data, know-how or other intellectual property rights of any other person or entity.  The Company owns the entire right, title and interest in and to, and has the exclusive perpetual royalty-free right to use, the Intellectual Property, free and clear of all liens and encumbrances.  There are no pending or, to the knowledge of Seller, threatened claims against the Company by any person or entity with respect to any of the items, or their use, listed on Schedule 2.15.

2.16           Brokers.  The Company or the Seller has not agreed to or incurred any obligation or other liability that could be claimed against the Company, Seller or Buyers or any other person for any finder’s fee, brokerage commission or similar payment, other than as set forth in a Financial Services Agreement between Buyers and RP Capital, LLC.

2.17           Affiliate Transactions.  No officer, director, employee or other affiliate of the Company (or any of the relatives or affiliates of any of the aforementioned persons) is a party to any agreement, Contract, commitment or transaction with the Company or affecting the business of the Company, or has any interest in any property, whether real, personal or mixed, or tangible or intangible, used in or necessary to the Company which will subject the Company to any liability or obligation from and after the Closing Date.

2.18           Quotation on OTCBB.  The Company’s Common Stock is currently eligible for quotation on the OTC Bulletin Board (the “Bulletin Board”), and the Company has not received any notices that its Common Stock will not be eligible for quotation on the Bulletin Board.

2.19           Compliance.  The Company has complied with the requirements of the Exchange Act and the Securities Act, and is current in its filings under the Exchange Act and the Securities Act.

2.20           Filings.  None of the filings made by the Company under the Exchange Act or the Securities Act contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading.

2.21           Consents.  Other than any applicable Current Report on Form 8-K under the Exchange Act, and any Section 13(a) or 15(d) filings, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other federal, state, county, local or other foreign governmental authority, instrumentality, agency or commission (“Governmental Entity”) is required by or with respect to the Sellers in connection with the execution and delivery of this Agreement and any related agreements to which the Seller is a party or the consummation of the transactions contemplated hereby and thereby, except for such consents, waivers, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable securities laws.

2.22           Schedules and Exhibits.  All lists or other statements, information or documents set forth in, or attached to any Disclosure Schedules, Schedules and Exhibits provided pursuant to this Agreement or delivered hereunder shall be deemed to be representations and warranties by the Company with the same force and effect as if such lists, statements, information and documents were set forth herein.  Any list, statement, document or any information set forth in, or attached to any Disclosure Schedules, Schedules or Exhibits provided pursuant to this Agreement or delivered hereunder shall not be deemed to constitute disclosure for the purposes of any other Disclosure Schedules, Schedules or Exhibits provided pursuant to this Agreement unless specific cross reference is made and shall survive after closing.

2.23           Environmental Matters.  The Company has never: (i) operated any underground storage tanks at any property that the Company has at any time owned, operated, occupied or leased; or (ii) illegally released any material amount of any substance that has been designated by any Governmental Entity or by applicable foreign, federal, state, or local law to be radioactive, toxic, hazardous or otherwise a danger to health or the environment, including, without limitation, PCBs, asbestos, petroleum, and urea-formaldehyde and all substances listed as hazardous substances pursuant to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, or defined as a hazardous waste pursuant to the United States Resource Conservation and Recovery Act of 1976, as amended, and the regulations promulgated pursuant to said laws), but excluding office and janitorial supplies properly and safely maintained.

2.24           Representations and Warranties.  The representations and warranties of the Seller included in this Agreement and any list, statement, document or information set forth in, attached to any Disclosure Schedules, Schedules and Exhibits provided pursuant to this Agreement or delivered hereunder, are true and complete in all material respects and do not contain any untrue statement of a material fact or omit to state a material fact required to be stated herein or therein or necessary to make the statements contained herein or therein not misleading, under the circumstance under which they were made and shall survive after Closing as set forth herein.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer hereby represents and warrants to the Company that now and as of the Closing:

3.1           Authority Relative to this Agreement.  Buyer has the requisite power and/or authority to enter into this Agreement and carry out its obligations hereunder.  This Agreement has been duly and validly executed and delivered by the Buyer and constitutes a valid and binding obligation of the Buyer, enforceable in accordance with its terms, except as such enforcement may be limited by bankruptcy, insolvency or other similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

3.2   Buyer Representation Regarding the Securities.  Buyer understands that the Shares are “restricted securities” and have not been registered under the Securities Act or any applicable state securities law and Buyer is acquiring the Shares as principal for its own account and not with a view to or for distributing or reselling such Shares or any part thereof, has no present intention of distributing any of such Shares and has no arrangement or understanding with any other persons regarding the distribution of such Shares (this representation and warranty not limiting Buyer’s right to sell the Shares pursuant to the Registration Statement or otherwise in compliance with applicable federal and state securities laws).  The Buyer is acquiring the Shares hereunder in the ordinary course of its business.  The Buyer does not have any agreement or understanding, directly or indirectly, with any person to distribute any of the Shares.

3.3   Buyer Status.  At the time the Buyer receives any of the Shares, the Buyer will be an “accredited investor” as defined in Rule 501(a) under the Securities Act.

3.4   Experience of the Buyer.  Buyer, either alone or together with its representatives, have such knowledge, sophistication and experience in business and financial matters so as to be capable of evaluating the merits and risks of the prospective investment in the Shares, and has so evaluated the merits and risks of such investment.  The Buyer is able to bear the economic risk of an investment in the Shares and, at the present time, is able to afford a complete loss of such investment.

3.5   General Solicitation.  The Buyer is not receiving the Shares as a result of any advertisement, article, notice or other communication regarding the Shares published in any newspaper, magazine or similar media or broadcast over television or radio or presented at any seminar or any other general solicitation or general advertisement.

ARTICLE IV

COVENANTS OF THE SELLER

4.1           Resignation and Appointment of the Company’s Officers and Directors.

(a)           Effective as of the Closing Date, or such later date as agreed to between the Buyer and Seller, (i) the Seller will cause the Company’s officers to resign and be duly replaced by the Buyer’s designees; and (ii) the Seller will cause the Company to cause the Buyer’s director designees to be duly appointed.

ARTICLE V

DELIVERIES & CONDITIONS

5.1           Items to be delivered to the Buyer at the Closing by the Seller.  The Buyer’s obligation to purchase the Shares hereunder is conditioned on the following closing conditions and deliveries:

(a)           Delivery by the Seller of the following:

(i)           copies of the Company’s Certificate of Incorporation and amendments thereto, By-laws and amendments thereto;

(ii)           all minutes and resolutions of the board of directors and of the stockholders (and meetings of stockholders) in possession of the Company;

(iii)           stockholder list of the Company;

(iv)           all financial statements and tax returns in possession of the Company;

(v)           all applicable schedules hereto;

(vi)           Letters of resignation from the Company’s current officers and directors to be effective upon Closing and confirming that they have no claim against the Company in respect of any outstanding remuneration or fees of whatever nature to be effective upon closing and after the appointments, with the resignation of the directors to take effect on the Closing Date;

(vii)           Executed board resolutions authorizing and approving the actions to be performed by the Company hereunder and appointing designees of the Buyer as members of the board of directors or officers of the Company as set forth in Schedule D;

(viii)           A certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, certifying as to (i) the incumbency of officers of the Company executing this Agreement and all exhibits and schedules hereto and all other documents, instruments and writings required pursuant to this Agreement (the “Transaction Documents”), (ii) a copy of the Certificate of Incorporation and By-Laws of the Company, as in effect on and as of the Closing Date, and (iii) a copy of the resolutions of the Board of Directors of the Company authorizing and approving the Company’s execution, delivery and performance of the Transaction Documents, all matters in connection with the Transaction Documents, and the transactions contemplated thereby;

(ix)           A certificate, executed by the President of the Company as of the Closing Date, certifying to the fulfillment of all of the conditions to the Buyer’s obligations under this Agreement and certifying that each of the representations and warranties of the Seller as set forth in Section 2 of this Agreement are true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date;

(x)           A duly executed copy of this Agreement;

(xi)           The Share Certificates;

(xii)           Good standing and existence certificates for the Company from the State of Delaware;

(xiii)           An instruction letter issued by the Company to the Company’s transfer agent authorizing and instructing the transfer of the Shares from the Seller to the Buyer pursuant to this Agreement and the signed instruments of transfer for the Share Certificates; and

(xiv)           Any other document reasonably requested by the Buyer that the Buyer deems necessary for the consummation of this transaction.

(b)           The Buyer is satisfied with its due diligence investigation of the Company, in its sole discretion;

(c)           The Buyer’s designees for the officer and director positions of the Company shall have been duly appointed; and

(d)           The representations and warranties set forth in Article 2 of this Agreement shall be true and correct in all material respects.

5.2           Items to be delivered at Closing by Buyer.  The Seller’s obligations to sell the Shares hereunder are conditioned on the following closing conditions and deliveries by the Buyer:

(a)           All applicable exhibits and schedules hereto;

(b)           A duly executed copy of this Agreement;

(c)           An authorized officer of the Buyer shall deliver to the Seller at the Closing a certificate certifying that each of the representations and warranties of the Buyer as set forth in Section 3 of this Agreement are true and correct in all material respects as of the Closing Date as though made on and as of the Closing Date;

(d)           Any other document reasonably requested by the Seller that he deems necessary for the consummation of this transaction; and

(e)           The Purchase Price.

ARTICLE VI

TERMINATION

6.1           Termination.  This Agreement may be terminated:

(a)           at any time before, or at, Closing by written notice of the Buyer;

(b)           prior to the Closing by any Party at any time if any provision (including, but not limited to, the representations and warranties) of this Agreement that is applicable to or required to be performed by the other Party shall be materially untrue or shall become incapable of being accomplished or if any conditions set forth in Article 5 hereof have not been fully satisfied as of the Closing Date;

Upon termination of this Agreement for any reason, in accordance with the terms and conditions set forth in this paragraph, each Party shall bear its own costs and expenses.

ARTICLE VII

INDEMNIFICATION

7.1           Indemnification.

(a)           Obligation of Seller to Indemnify.  Seller agrees to indemnify, defend and hold harmless Buyer (and its directors, officers, employees, affiliates, stockholders, debenture holders, agents, attorneys, successors and assigns) from and against all losses, liabilities, damages, deficiencies, costs or expenses (including interest, penalties and reasonable attorneys’ and consultants’ fees and disbursements) (collectively, “Losses”) based upon, arising out of or otherwise in respect of any (i) inaccuracy in any representation or warranty of the Seller contained in this Agreement or (ii) breach by the Seller of any covenant or agreement contained in this Agreement.

(b)           Obligation of Buyer to Indemnify.  Buyer agrees to indemnify, defend and hold harmless Seller from and against all Losses based upon, arising out of or otherwise in respect of any (i) inaccuracy in any representation or warranty of the Buyer contained in this Agreement or (ii) breach by the Buyer of any covenant or agreement contained in this Agreement.

(c)           Notice and Opportunity to Defend.  Promptly after receipt by any person entitled to indemnity under this Agreement (an “Indemnitee”) of notice of any demand, claim or circumstances which, with the lapse of time, would or might give rise to a claim or the commencement (or threatened commencement) of any action, proceeding or investigation (an “Asserted Liability”) that may result in a Loss, the Indemnitee shall give notice thereof (the “Claims Notice”) to any other party (or parties) who is or may be obligated to provide indemnification pursuant to Section 7.1(a) (the “Indemnifying Party”).  The Claims Notice shall describe the Asserted Liability in reasonable detail and shall indicate the amount (estimated, if necessary and to the extent feasible) of the Loss that has been or may be suffered by the Indemnitee.

(d)           The Indemnifying Party may elect to compromise or defend, at its own expense and by its own counsel, any Asserted Liability.  If the Indemnifying Party elects to compromise or defend such Asserted Liability, it shall within 30 days after the date the Claims Notice is given (or sooner, if the nature of the Asserted Liability so requires) notify the Indemnitee of its intent to do so, and the Indemnitee shall cooperate, at the expense of the Indemnifying Party, in the compromise of, or defense against, such Asserted Liability.  If the Indemnifying Party elects not to compromise or defend the Asserted Liability, fails to notify the Indemnitee of its election as herein provided or contests its obligation to indemnify under this Agreement, the Indemnitee may pay, compromise or defend such Asserted Liability and all reasonable expenses incurred by the Indemnitee in defending or compromising such Asserted Liability, all amounts required to be paid in connection with any such Asserted Liability pursuant to the determination of any court, governmental or regulatory body or arbitrator, and amounts required to be paid in connection with any compromise or settlement consented to by the Indemnitee, shall be borne by the Indemnifying Party.  Except as otherwise provided in the immediately preceding sentence, the Indemnitee may not settle or compromise any claim over the objection of the Indemnifying Party.  In any event, the Indemnitee and the Indemnifying Party may participate, at their own expense, in (but the Indemnitee may not control) the defense of such Asserted Liability.  If the Indemnifying Party chooses to defend any claim, the Indemnitee shall make available to the Indemnifying Party any books, records or other documents within its control that are necessary or appropriate for such defense.

ARTICLE VIII

MISCELLANEOUS

8.1           Survival of Representations, Warranties and Agreements.  All representations, warranties and statements made by a Party in this Agreement or in any document or certificate delivered pursuant hereto shall survive the Closing Date.  Each of the Parties hereto is executing and carrying out the provisions of this Agreement in reliance upon the representations, warranties and covenants and agreements contained in this Agreement or at the Closing of the transactions herein provided for and not upon any investigation which it might have made or any representation, warranty, agreement, promise or information, written or oral, made by the other Party or any other person other than as specifically set forth herein.

8.2           Access to Books and Records.  During the course of this transaction through Closing, the Seller agrees to make available for inspection all Company corporate books, records and assets, and otherwise afford the Buyer and its respective representatives, reasonable access to all documentation and other information concerning the business, financial and legal conditions of the Company for the purpose of conducting a due diligence investigation thereof.  Such due diligence investigation shall be for the purpose of satisfying each Party as to the business, financial and legal condition of the Company for the purpose of determining the desirability of consummating the proposed transaction.  The Parties further agree to keep confidential and not use for their own benefit, except in accordance with this Agreement any information or documentation obtained in connection with any such investigation.

8.3           Further Assurances.  If, at any time after the Closing, the Parties hereby mutually agree that any further deeds, assignments or assurances in law or any other things are necessary, desirable or proper to complete the transactions contemplated hereby in accordance with the terms of this Agreement or to vest, perfect or confirm, of record or otherwise, the title to any property or rights of the Parties hereto, the Parties agree that their proper officers and directors shall execute and deliver all such proper deeds, assignments and assurances in law and do all things necessary, desirable or proper to vest, perfect or confirm title to such property or rights and otherwise to carry out the purpose of this Agreement, and that the proper officers and directors the Parties are fully authorized to take any and all such action.

8.4           Notice.  All communications, notices, requests, consents or demands given or required under this Agreement shall be in writing and shall be deemed to have been duly given when delivered to, or received by prepaid registered or certified mail or recognized overnight courier addressed to, or upon receipt of a facsimile sent to, the Party for whom intended, as follows, or to such other address or facsimile number as may be furnished by that Party by notice in the manner provided herein:

If to the Seller:

c/o Frank J. Hariton, Esq.
1065 Dobbs Ferry Road
White Plains, New York 10607
Tel:(914) 674-4373
Fax: (914) 693-2963

If to Buyer:

Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars
Suite 2550
Los Angeles, CA 90067
Attn: Jay Wolf
Tel: 310-601-2500
Fax:  310-277-2741

With a copy to:

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Chrysler Center
666 Third Avenue
New York, NY 10017
Attn: Ivan K. Blumenthal, Esq.
Fax: 212-983-3115

8.5           Entire Agreement.  This Agreement, the Exhibits and Schedules hereto and any instruments and agreements to be executed pursuant to this Agreement, set forth the entire understanding of the Parties hereto with respect to its subject matter, merges and supersedes all prior and contemporaneous understandings with respect to its subject matter and may not be waived or modified, in whole or in part, except by a writing signed by each of the Parties hereto.  No waiver of any provision of this Agreement in any instance shall be deemed to be a waiver of the same or any other provision in any other instance.  Failure of any Party to enforce any provision of this Agreement shall not be construed as a waiver of its rights under such provision.

8.6           Successors and Assigns.  This Agreement shall be binding upon, enforceable against and inure to the benefit of, the Parties hereto and their respective heirs, administrators, executors, personal representatives, successors and assigns, and nothing herein is intended to confer any right, remedy or benefit upon any other person.  This Agreement may not be assigned by the Seller except with the prior written consent of the Buyer.  This Agreement and all of the obligations of the Seller may be assigned by the Buyer without the prior notice to the Seller or written consent of the Seller and upon assignment, all of the rights and obligations of Buyer shall be the rights and obligations of the Buyer’s designated assignee.

8.7           Governing Law.  This Agreement shall in all respects be governed by and construed in accordance with the laws of the State of California, U.S.A. that are applicable to agreements made and fully to be performed in such state, without giving effect to conflicts of law principles.

8.8           Construction.  Headings contained in this Agreement are for convenience only and shall not be used in the interpretation of this Agreement.  References herein to Articles, Sections and Exhibits are to the articles, sections and exhibits, respectively, of this Agreement.  The Schedules hereto are hereby incorporated herein by reference and made a part of this Agreement.  As used herein, the singular includes the plural, and the masculine, feminine and neuter gender each includes the others where the context so indicates.

8.9           Severability.  If any provision of this Agreement is held to be invalid or unenforceable by a court of competent jurisdiction, this Agreement shall be interpreted and enforceable as if such provision were severed or limited, but only to the extent necessary to render such provision and this Agreement enforceable.

8.10           Arbitration.  Any controversy arising out of, connected to, or relating to any matters herein of the transactions with the Parties hereto on behalf of the undersigned, or this Agreement, or the breach thereof, including, but not limited to any claims of violations of federal and/or state securities laws, banking statutes, consumer protection statutes, federal and/or state anti-racketeering (e.g. RICO) claims as well as any common law claims and any state law claims of fraud, negligence, negligent misrepresentations, and/or conversion, or the laws of any territory, country or jurisdiction, shall be settled by arbitration; and in accordance with this paragraph any judgment on the arbitrator’s award may be entered in any court having jurisdiction thereof.  In the event of such a dispute, each Party agrees to arbitration conducted through the auspices of American Arbitration Association.  Venue for any action shall lie in the State of California, U.S.A.

8.11           Confidentiality; Public Disclosure.  Except as otherwise required by law, stock exchange, listing agency or similar body, each of the Parties hereto hereby agrees that the information obtained pursuant to the negotiation and execution of this Agreement shall be treated as confidential and not be disclosed to third parties who are not agents of one of the Parties to this Agreement.

8.12           Notification of Certain Matters.  Each Party shall give prompt notice to the other of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which is likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate and (ii) any failure of such Party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect any remedies available to the Party receiving such notice.  Further, disclosure pursuant to this Section shall not be deemed to amend or supplement the Schedules hereto or prevent or cure any misrepresentations, breach of warranty or breach of covenant.

8.13           Currency.  The parties hereto agree that all monetary amounts set forth herein are referenced in United States dollars, unless otherwise stated.

8.14           Rules of Construction.  The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document.

8.15           Counterparts.  This Agreement may be executed in counterparts and by facsimile signatures.  In the event that any signature is delivered by facsimile transmission, such signature shall create a valid and binding obligation of the Party executing (or on whose behalf such signature is executed) with the same force and effect as if such facsimile signature page were an original thereof.  All such counterparts shall together constitute one and the same instrument.

[Remainder of page left blank intentionally.]

IN WITNESS WHEREOF, each of the Parties hereto has executed this Agreement as of the date first set forth above.

SELLER:

/s/ Richard Krutosik
RICHARD KRUTOSIK

BUYER:

TRINAD CAPITAL MASTER FUND, LTD.

By:	/s/ Jay A. Wolf
Jay A. Wolf

SELLER’S COUNSEL:

By:	/s/ Frank J. Hariton
Frank J. Hariton, Esq.

Schedule C

Schedule of Liabilities

Richard Krutosik has authorized the payment of all liabilities of the Company from the proceeds:

These consist of the following:

Colonial Stock Transfer, Inc.	$2,691.08

Li & Company, PC	$16,250.00

Frank J. Hariton, Esq.	$23,728.33

The Company will be free and clear of all liabilities at closing.

Schedule D

Officer and Director Appointments

Officers and Directors:

Name:	Position:
Jay Wolf	Chairman and Chief Executive Officer

Robert Ellin	President and director

Charles Bentz	Chief Financial Officer, Secretary and director

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this "Agreement") is made this 6th day of February 2009 by and among the sellers listed on Schedule A attached hereto (collectively, the “Sellers” and individually each a “Seller”), on the one hand, and Trinad Capital Master Fund, Ltd. (the “Buyer”).  Each party to this Agreement is referred to herein as a “Party,” and they are all referred to collectively as “Parties.”

THE PARTIES HEREBY AGREE AS FOLLOWS:

1.           Purchase and Sale of Stock.

(a)           Sale of Shares.  Subject to the terms and conditions of this Agreement, and in reliance upon the representations and warranties and covenants contained herein, Buyer agrees to purchase from Sellers and Sellers agree to sell to Buyer an aggregate of four hundred ninety three thousand five hundred (493,500) shares of common stock, $.0001 par value per share (the “Shares”), of Noble Medical Technologies, Inc., a Delaware corporation (the “Company”), for $0.50 per share for a total purchase price of two hundred forty six thousand seven hundred fifty dollars (USD $246,750) (the “Purchase Price”), pro rata in proportion to the number of Shares being sold by such Seller as set forth on Schedule A attached hereto.

(b)	Closing.

(i)           The closing of the transactions contemplated hereunder (the “Closing”) shall take place at the offices of the attorney for the Buyer in New York City on February 6, 2009 or such other date as Seller’s and Buyer may mutually agree upon (the “Closing Date”).

(ii)           At the Closing:

(a) Each Seller shall transfer to Buyer, good and marketable title to the his Shares as reflected on Schedule A hereto, free and clear of any and all liens, claims, encumbrances and adverse interests of any kind, by delivering to Buyer the certificates representing the Shares in negotiable form, duly endorsed in blank, or with stock transfer powers attached thereto.

(b) Buyer shall deliver to the Sellers’ attorney, Frank J Hariton, Esq., the Purchase Price via wire to the following coordinates:

Frank J. Hariton Attorney Trust Account
JP Morgan Chase Bank Account #
Swift Number
ABA Number

(c) Upon the Closing, Frank J Hariton shall deliver the Purchase Price for each Seller’s shares to such Seller by check delivered first class mail to such Seller’s address as reflected on the books of the Company, or, if wiring instructions have been received by Frank J. Hariton, Esq. Then by wire transfer as directed by such Seller and instructions shall be given to the transfer agent to deliver free trading certificates to the Shares to the Buyer.  Frank J. Hariton, Esq. shall be fully protected in his actions hereunder and held harmless and indemnified by each and every Seller from all claims made hereunder to the fullest extent of the law except in the event of his willful or gross negligence or his fraud.  The Parties further acknowledge that Frank J. Hariton, Esq. has acted as counsel for Sellers hereunder and waive any and all conflicts that may arise therefrom.

2.           Representations and Warranties of Sellers.  Each Seller hereby represents and warrants to the Buyer that:

(a)           Seller is the record and beneficial owner of the Shares and has sole power and authority over the disposition of the Shares.  The Shares are free and clear of any liens, claims, encumbrances, and charges.

(b)           The Shares have not been sold, conveyed, encumbered, hypothecated or otherwise transferred by Seller except pursuant to this Agreement.

(c)           Seller has the legal right to enter into and to consummate the transactions contemplated hereby and otherwise to carry out his obligations hereunder.  This Agreement constitutes the valid and binding obligation of Seller.  The execution, delivery and performance by the Seller of this Agreement does not violate any contractual restriction contained in any agreement which binds or affects or purports to bind or affect the Seller.  No Seller is a party to any agreement, written or oral, creating rights in respect of any of such Shares in any third party or relating to the voting of its Shares.  No Seller is a party to any outstanding or authorized options, warrants, rights, calls, commitments, conversion rights, rights of exchange or other agreements of any character, contingent or otherwise, providing for the purchase, issuance or sale of any of the Shares, and there are no restrictions of any kind on the transfer of any of the Shares other than (a) restrictions on transfer imposed by the Securities Act of 1933, as amended (the “Securities Act”) and (b) restrictions on transfer imposed by applicable state securities or “blue sky” laws

(d)           The Shares have been included in a registration statement on Form S-1 and Seller or Frank J. Hariton, Esq. has delivered a true copy of the prospectus included in such registration statement to the Buyer.

(e)            Seller acknowledges that Seller has been advised that Buyer or others may take various actions including actions which result in the Shares greatly increasing in value and that by executing this agreement, Seller expressly waives any and all right to participate in any way in any such increase in value of the shares of the Company.

3.           Representations and Warranties of Buyer.  Buyer hereby warrants and represents to the Seller that:

(a)           Authority.  Buyer has the requisite power and authority to enter into and to consummate the transactions contemplated hereby and otherwise to carry out its obligations hereunder.

(b)           Receipt of Prospectus.  Buyer acknowledges receipt of the prospectus referred to in subparagraph 2(d) hereof.

4.           Miscellaneous.

(a)           Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective heirs, legal representatives, successors and assigns of the parties.

(b)           Governing Law/Venue.  This Agreement shall be governed by and construed under the laws of the State of California as applied to agreements entered into and to be performed entirely within California.  Any dispute or controversy concerning or relating to this Agreement shall be subject to the exclusive jurisdiction of the federal, state and city courts that sit in and for the City and County of Los Angeles in the State of California.  Each party hereto irrevocably consents to the in personam jurisdiction of such courts provided that copy of service is made upon such party by registered or certified mail and a period of no less than thirty days from receipt of such service is permitted for response thereto.

(c)           Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

(d)           Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e)           Notices.  Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and shall be deemed effectively given upon personal delivery to the party to be notified or sent by overnight delivery by a nationally recognized overnight courier upon proof of sending thereof and addressed to the party to be notified at the address indicated for such party above and on Schedule A attached hereto, or at such other address as such party may designate by written notice to the other parties.

(f)           Expenses.  Each of the parties shall bear its own costs and expenses incurred with respect to the negotiation, execution, delivery, and performance of this Agreement.

(g)           Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of Seller and Buyer.

(h)           Entire Agreement.  This Agreement represents and constitutes the entire agreement and understanding between the parties with regard to the subject matter contained herein.  All prior agreements, understandings and representations are hereby merged into this Agreement.

IN WITNESS WHEREOF, the undersigned have executed, or caused to be executed on their behalf by an agent thereunto duly authorized, this Agreement as of the date first above written.

BUYER:

TRINAD CAPITAL MASTER FUND, LTD.

By:	/s/ Jay A. Wolf
Jay A. Wolf

SELLERS:
[Signatures set forth on Schedule A hereto]

ESCROW AGENT:

By:	/s/ Frank J. Hariton
Frank J. Hariton, Esq.

Schedule A

Sellers

Seller’s Name	Shares Sold	Signature
Ballmer, Matthew	8,000	/s/ Ballmer Matthew

Banks-Conder_Jennifer	4,000	/s/ Banks-Conder Jennifer

Belcher_Donny	4,000	/s/ Belcher Donny

Berger, David	4,000	/s/ Berger David

Bian, Bo	8,000	/s/ Bian Bo

Bickmore, Barry	4,000	/s/ Bickmore Barry

Burgener, Jewell	4,000	/s/ Burgener Jewell

Chasnoff, Ivan	4,000	/s/ Chasnoff Ivan

Cheng, Nian-Peng	4,000	/s/ Cheng Nian-Peng

Conder_Floyd	4,000	/s/ Conder Floyd

DeMatteo, Michael	4,000	/s/ DeMatteo Michael

Elias, Erin	4,000	/s/ Elias Erin

Faiman, Daniel	4,000	/s/ Faiman Daniel

Faiman, Lester	4,000	/s/ Faiman Lester

Seller’s Name	Shares Sold	Signature
Fong, Alister	4,000	/s/ Fong Alister

Goy, Sui Hock	4,000	/s/ Goy Sui Hock

Hariton, Frank	80,000	/s/ Hariton Frank

Henich, Geri	4,000	/s/ Henich Geri

Hilterbrant, Stephen L.	4,000	/s/ Hilterbrant Stephen L.

Hilterbrant, Trust	4,000	/s/ Hilterbrant Trust

Hopp, Jonathan	4,000	/s/ Hopp Jonathan

Leaf, Julie	4,000	/s/ Leaf Julie

Lou, Wei	8,000	/s/ Lou Wei

Lukacs, Roy	4,000	/s/ Lukacs Roy

Lund, Aubrey	4,000	/s/ Lund Aubrey

Lund, John	4,000	/s/ Lund John

Lund, Jonathan	4,000	/s/ Lund Jonathan

Lund, Nancy	4,000	/s/ Lund Nancy

Lund, Roger	4,000	/s/ Lund Roger

Oh, Teresa	4,000	/s/ Oh Teresa

Seller’s Name	Shares Sold	Signature
O'Tell, Arlene	4,000	/s/ O'Tell Arlene

Porter, Steve	4,000	/s/ Porter Steve

Rong, Ma	12,000	/s/ Rong Ma

Rundell, Chelsea	4,000	/s/ Rundell Chelsea

Rundell, Meagan	4,000	/s/ Rundell Meagan

Schneider, Mark	4,000	/s/ Schneider Mark

Steiger, Muriel	8,000	/s/ Steiger Muriel

Steiger, Sage	4,000	/s/ Steiger Sage

Vetere, Michael	4,000	/s/ Vetere Michael

Wood, Elane	4,000	/s/ Wood Elane

Krutosik, Richard	313,500	/s/ Krutosik Richard

RP CAPITAL, LLC
10900 Wilshire Boulevard
Suite 500
Los Angeles, California 90024-6525
Telephone:  (310) 208-1182
Telecopier:  (310) 208-1154

January 29, 2009

Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars, #1650
Los Angeles, CA 90067

Re:  Services Agreement

Dear Mr. Jay Wolf:

This letter will confirm our agreement (“Agreement”) that RP Capital, LLC (“R&P”) is authorized to assist Trinad Capital Master Fund, Ltd., a Cayman Islands corporation (the “Company”), as its financial advisor on the terms and conditions set forth herein.  This Agreement shall become effective upon the execution hereof by both R&P and the Company.

1.
Performance of Services.  In its capacity as financial advisor, R&P will assist the Company by undertaking the activities identified herein, to the extent that such activities are required or requested by the Company.  The services being provided by R&P hereunder are being rendered solely to the Company.  These services are not being rendered by R&P as an agent or as a fiduciary of the stockholders, members, principals, directors or officers of the Company, and R&P shall not have any obligation or liability with respect to its services hereunder to such stockholders, members, principals, directors or officers or any other person, firm or corporation, absent fraud or willful misconduct by R&P.

R&P shall act as the Company's exclusive advisor concerning matters pertaining to the Company's efforts to acquire a controlling interest in Noble Medical Technologies, Inc. (“NBLM”), a Delaware corporation (the “Acquisition”).  R&P will assist the Company in: (i) the corporate, business and financial due diligence evaluation of NBLM; (ii) the capital and transaction structuring; (iii) development of capital markets strategy; (iv) valuation analysis; (v) company, market and industry research; (vi) analysis of various exchange listing requirements; and (vii) transaction negotiation and execution. The services set forth in this paragraph shall be referred to herein as the “Services.”

The parties hereto acknowledge and agree that R&P is not rendering legal advice or performing accounting or auditing services as part of the Services provided under this Agreement.  R&P shall be free to provide services for other persons, which services shall not be deemed to be in conflict with the Services to be performed by R&P under this Agreement.

2.
Term. The term of this Agreement shall commence on the date of this Agreement and continue until the earlier of the closing or the abandonment of the Acquisition (the "Term").  The Term hereof may be extended by the mutual written agreement of the parties hereto.  Notwithstanding anything contained herein to the contrary, the provisions of Section 2 (Term), Section 3 (Compensation), and Section 4 (Miscellaneous) shall survive the termination and expiration of this Agreement.

3.
Compensation.  As compensation for the Services rendered by R&P under this Agreement, only upon closing of the Acquisition by the Company, the Company shall pay R&P a fee of $88,131.31 (the “R&P Fee”).  The R&P Fee shall be used by R&P for the following purposes only: (i) payments of all finders’ fees associated with the Acquisition and (ii) legal fees incurred in connection with the Acquisition (other than the Company’s legal fees).

4.	Miscellaneous.

A.
Before either the Company or R&P releases any information referring to R&P’s role as the Company’s financial advisor under this Agreement or before either party uses the other party’s name in a manner which may result in public dissemination thereof, such party releasing or using such information or name shall furnish drafts of all documents or prepared oral statements to the other party for comments, and shall not release any information relating thereto without prior written consent.  Nothing herein shall prevent the Company or R&P from releasing any information to the extent that such release is required by law.

B.
Each of the Company and R&P represents and warrants that this Agreement has been duly authorized and represents the legal, valid, binding and enforceable obligation of the Company and R&P, as applicable, and that neither this Agreement nor the consummation of any transactions contemplated hereby requires the approval or consent of any governmental or regulatory agency or violates or conflicts with any law, regulation, contract or order binding the Company and R&P, respectively.

C.
The terms, provision and conditions of this Agreement are solely for the benefit of the Company and R&P and their respective heirs, successors and permitted assigns and no other person or entity shall acquire or have a right by virtue of this Agreement.  This Agreement may not be assigned by either party without prior written consent of the other party.

D.
This Agreement contains the entire understanding and agreement between the parties hereto with respect to R&P’s engagement hereunder, and all prior writings and discussions are hereby merged into this Agreement.  No provision of this Agreement may be waived or amended except in a writing signed by both parties. A waiver or amendment of any term or provision of this Agreement shall not be construed as a waiver or amendment of any other term or provision.

E.
Each party represents and warrants that it will comply with all applicable federal and state securities and all other federal, state or local laws, rules and regulations relating hereto and that it shall not circumvent or frustrate the intent of this Agreement.

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F.
This Agreement may be executed by facsimile signatures and in multiple counterparts, each of which shall be deemed an original. It shall not be necessary that each party executes each counterpart, or that any one counterpart be executed by more than one party so long as each party executes at least one counterpart.

G.	If any provision of this Agreement is declared by any court of competent jurisdiction to be invalid for any reason, such invalidity shall not affect the remaining provisions of this Agreement.

H.
This Agreement shall be governed by and constructed under the laws of the State of California without regard to such state’s conflicts of law principles, and may be amended, modified or supplemented only by written instrument executed by parties hereto.

I.
All disputes, controversies or claims (“Disputes”) arising out of or relating to this Agreement shall in the first instance be the subject of a meeting between a representative of each party who has decision-making authority with respect to the matter in question. Should the meeting either not take place or not result in a resolution of the Dispute within twenty (20) business days following notice of the Dispute to the other party, then the Dispute shall be resolved in a binding arbitration proceeding to be held in Los Angeles, California, in accordance with the international rules of the American Arbitration Association. The arbitrators may award attorneys’ fees and other related arbitration expenses, as well as pre- and post-judgment interest on any award of damages, to the prevailing party, in their sole discretion. The parties agree that a panel of three arbitrators shall be required, all of whom shall be fluent in the English language, and that the arbitration proceeding shall be conducted entirely in the English language. Any award of the arbitrators shall be deemed confidential information for a minimum period of five years, except to the extent public disclosure of such information is required by applicable securities laws or regulations.

J.
All notices required by the terms of this Agreement shall be in writing and delivered to the other party at the addresses set forth below, either by personal delivery, by a recognized international overnight courier service, or by facsimile.  Notices will be deemed given as of the date of receipt, which date shall be evidenced by the signature of an authorized representative of the receiving party or by written evidence of a successful transmission of a facsimile.

If to R&P:

RP Capital, LLC
Attn: Nimish P. Patel, Manager
10900 Wilshire Blvd., Suite 500
Los Angeles, CA 90024
(310) 208-1102 telephone
(310) 208-1154 fax

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If to the Company:

Trinad Capital Master Fund, Ltd.
2121 Avenue of the Stars
Suite 2550
Los Angeles, CA 90067
Attn: Jay Wolf
(310) 601-2500 telephone
(310) 277-2741 fax

or such other address as indicated by the Company as its primary business address in its public filings.

[Signature page follows]

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If the foregoing correctly sets forth the entire understanding and agreement between the Company and R&P, please so indicate by executing this Agreement as indicated below and returning an executed copy to R&P together, whereupon this Agreement shall constitute a binding agreement as of the date first above written.

Very truly yours,

RP Capital, LLC,
a California limited liability company

By:	/s/ Erick Richardson
Erick Richardson, Manager

ACCEPTED AND AGREED TO:

Trinad Capital Master Fund, Ltd.

By:	/s/ Jay Wolf
Name: Jay Wolf
Title: Managing Director
Date: January 29, 2009

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